                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                           SURETY CAPITAL CORPORATION
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   868666207
 -----------------------------------------------------------------------------
                                 (CUSIP number)

                             Howard B. Adler, Esq.
                          Gibson, Dunn & Crutcher LLP
                         1050 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 955-8589
 -----------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               February 11, 1999
 -----------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 10 Pages)

--------------------                                   ------------------------
CUSIP NO. 868666207              13D/A                  Page  2  of  10  Pages
                                                             ----   ----
--------------------                                   ------------------------

-------------------------------------------------------------------------------
1           NAME OF REPORTING  PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            CARLSON CAPITAL, L.P.         I.R.S. IDENTIFICATION NO. 75-249-4317
-------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3           SEC USE ONLY

-------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            NONE
-------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)                                            [ ]

-------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
-------------------------------------------------------------------------------

    NUMBER OF        7          SOLE VOTING POWER
      SHARES

                                338,200
                   ------------------------------------------------------------
   BENEFICIALLY      8          SHARED VOTING POWER
     OWNED BY

                                0
                   ------------------------------------------------------------
      EACH           9          SOLE DISPOSITIVE POWER
    REPORTING

                                338,200
                   ------------------------------------------------------------
   PERSON WITH       10         SHARED DISPOSITIVE POWER


                                0
-------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            338,200
-------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

-------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9%
-------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            IA, PN
-------------------------------------------------------------------------------


                              (Page 2 of 10 Pages)

         This Amendment No. 3 to the original statement of beneficial ownership on Schedule 13D filed by the Reporting Person on August 27, 1998, as amended by Amendment No. 1 filed on December 9, 1998 and by Amendment No. 2 filed on February 9, 1999, has been prepared to report the sale by the Reporting Person of shares of the Issuer. Defined terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Reporting Person's original Schedule 13D filing or amendments thereto, as applicable.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a), (b) and (c) are hereby amended as follows:

         (a) This statement on Schedule 13D relates to 338,200 shares of Common Stock deemed beneficially owned by the Reporting Person, which constitute approximately 5.9% of the issued and outstanding shares of Common Stock.

         (b) The Reporting Person has sole voting and dispositive power with respect to 338,200 shares of Common Stock.

         (c) Since the date of Amendment No. 2 to the original Schedule 13D, accounts managed by the Reporting Person sold shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such sales were made on the open market.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A:     Transactions in Shares of Common Stock since Amendment
                        No. 2 to the Schedule 13D.

                              (Page 3 of 10 Pages)

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: February 24, 1999

                      CARLSON CAPITAL, L.P.

                      /s/ Clint D. Carlson
                      -------------------------------------------------------
                      By:  Clint D. Carlson, President of the General Partner

                              (Page 4 of 10 Pages)

                                    EXHIBIT A

                     Transactions in Shares of Common Stock
                      Since Amendment No. 2 to Schedule 13D

Transactions by Account No. 1

----------------------------------------------------------------------------------------------------------
       Trade Type                 Trade Date                  Quantity         Price ($)
       ----------                 ----------                  --------         ---------
----------------------------------------------------------------------------------------------------------
          SELL                     02/09/99                    -335.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/10/99                    -675.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/10/99                    -680.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/11/99                  -1,695.0           2.8750
----------------------------------------------------------------------------------------------------------



                              (Page 5 of 10 Pages)

                                    EXHIBIT A

                     Transactions in Shares of Common Stock
                      Since Amendment No. 2 to Schedule 13D

Transactions by Account No. 2

----------------------------------------------------------------------------------------------------------
       Trade Type                 Trade Date                  Quantity           Price ($)
       ----------                 ----------                  --------           ---------
----------------------------------------------------------------------------------------------------------
          SELL                     02/05/99                   -3,965.0           2.9886
----------------------------------------------------------------------------------------------------------
          SELL                     02/09/99                     -435.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/10/99                     -870.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/10/99                     -865.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/11/99                   -2,160.0           2.8750
----------------------------------------------------------------------------------------------------------




                              (Page 6 of 10 Pages)

                                    EXHIBIT A

                     Transactions in Shares of Common Stock
                      Since Amendment No. 2 to Schedule 13D

Transactions by Account No. 3

----------------------------------------------------------------------------------------------------------
       Trade Type                 Trade Date                  Quantity           Price ($)
       ----------                 ----------                  --------           ---------
----------------------------------------------------------------------------------------------------------
          SELL                     02/09/99                     -3,190.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/10/99                     -6,370.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/10/99                     -6,370.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/11/99                    -15,930.0           2.8750
----------------------------------------------------------------------------------------------------------




                              (Page 7 of 10 Pages)

                                    EXHIBIT A

                     Transactions in Shares of Common Stock
                      Since Amendment No. 2 to Schedule 13D

Transactions by Account No. 5

----------------------------------------------------------------------------------------------------------
       Trade Type                 Trade Date                  Quantity          Price ($)
       ----------                 ----------                  --------          ---------
----------------------------------------------------------------------------------------------------------
          SELL                     02/05/99                   -4,460.0           2.9886
----------------------------------------------------------------------------------------------------------
          SELL                     02/09/99                     -620.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/10/99                   -1,240.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/10/99                   -1,235.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/11/99                   -3,085.0           2.8750
----------------------------------------------------------------------------------------------------------




                              (Page 8 of 10 Pages)

                                    EXHIBIT A

                     Transactions in Shares of Common Stock
                      Since Amendment No. 2 to Schedule 13D

Transactions by Account No. 6

----------------------------------------------------------------------------------------------------------
       Trade Type                 Trade Date                  Quantity           Price ($)
       ----------                 ----------                  --------           ---------
----------------------------------------------------------------------------------------------------------
          SELL                     02/05/99                   -1,210.0           2.9886
----------------------------------------------------------------------------------------------------------
          SELL                     02/09/99                     -205.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/10/99                     -410.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/10/99                     -415.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/11/99                   -1,035.0           2.8750
----------------------------------------------------------------------------------------------------------



                              (Page 9 of 10 Pages)

                                    EXHIBIT A

                     Transactions in Shares of Common Stock
                      Since Amendment No. 2 to Schedule 13D

Transactions by Account No. 7

----------------------------------------------------------------------------------------------------------
       Trade Type                 Trade Date                  Quantity          Price ($)
       ----------                 ----------                  --------          ---------
----------------------------------------------------------------------------------------------------------
          SELL                     02/05/99                   -1,365.0           2.9886
----------------------------------------------------------------------------------------------------------
          SELL                     02/09/99                     -215.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/10/99                     -435.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/10/99                     -435.0           2.8750
----------------------------------------------------------------------------------------------------------
          SELL                     02/11/99                   -1,095.0           2.8750
----------------------------------------------------------------------------------------------------------




                             (Page 10 of 10 Pages)